02038482

P.E 5·1·02

SEC file number 0-21782

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2002

FLETCHER CHALLENGE FORESTS LIMITED

(Translation of Registrant's Name Into English)

8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _A_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _A_

(If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statements on Forms F-3 (Nos. 333- 6526, 333- 8932 and 333- 12726) and S-8 (File No. 33- 97728) of Fletcher Challenge Forests Limited and certain of its subsidiaries and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLETCHER CHALLENGE FORESTS LIMITED

Date 20 May 2002

P M GILLARD
SECRETARY

FLETCHER CHALLENGE
FORESTS

NEWS RELEASE

STOCK EXCHANGE LISTINGS: NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).

FLETCHER CHALLENGE FORESTS AND CITIC FORM CNIFP ALLIANCE

Auckland, 20 May 2002 – Fletcher Challenge Forests announced today that it had reached understandings with CITIC to pursue a potential acquisition of the Central North Island Forest Partnership (CNIFP).

Sir Dryden Spring, Chairman of Fletcher Challenge Forests, said "We are progressing arrangements with CITIC which envisage an injection of approximately USD$200 million of new equity into the Company at an issue price of NZ37 cents per share. This will enable the Company to fund a purchase of the CNIFP should the current sale agreement between the Receivers and the Vela Forestry not proceed and the Company is able to conclude a new purchase agreement with the Receivers."

"We are also progressing with Rubicon, our largest shareholder, as part of the overall transaction, the buy-back of most of their 17.6% shareholding interest in the Company in return for Rubicon acquiring part of our forest estate, " he said.

Sir Dryden noted that the arrangements being finalised would result in CITIC becoming the Company's cornerstone shareholder with a shareholding of 35%.

Continues ...

To:	BUSINESS EDITOR	From:	Paul Gillard Company Secretary FLETCHER CHALLENGE FORESTS
Fax:	AUTO	Telephone: Mobile: Fax:	64-9-571 9846 0274 320 310 64-9-571 9872

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He added that any acquisition of the CNIFP by Fletcher Challenge Forests, and the proposed issue of new capital to CITIC, would be dependent on finalisation of legal documentation in relation to these matters. It would also require various shareholder and regulatory approvals.

He said, "Both parties have worked hard over the past eighteen months to re-establish our relationship. We are delighted to have this opportunity to work together with CITIC to pursue an acquisition of this asset, should it become available. The joint resources of our organisations are considerable, and China is New Zealand's fastest growing market for Radiata Pine."

Ends